SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: April 4, 2011

Press Release

Immediate Release

EasyPark Gains Momentum in France with 13 Municipalities Signed

- Combined Population of Over 850,000
- EasyPark Seen as a Growth Engine for OTI over the Next 3-5 Years, Meaningful Revenues from France Expected to Start in the Second Half of 2011

ISELIN, N.J., April 4, 2011 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), today announced that EasyPark adoption in France is gaining positive momentum with 13 signed municipalities by the End of Q1, for a combined population of over 850,000 people. The project is expected to start generating meaningful revenues starting the second half of the year, which is earlier than originally anticipated. France represents one of the largest markets for parking payment in Europe with about 460 million Euros in annual turnaround and 3 million parking spaces.

EasyPark TM is OTI’s patented in-vehicle electronic parking meter. It represents a win-win-win solution, providing municipalities a user friendly, cost-effective, easy to implement solution to generate additional income from parking revenues. EasyPark provides consumers and city residents an easy to operate, pay by the minute solution and the operator with a business model where revenues are generated from product sales and recurring fees.

PARX France, PARX's subsidiary, is responsible for the marketing and implementation of EasyPark in France, where the EasyPark product is sold under the brand name Piaf. The business model in France is such that revenues are received each time an EasyPark device is sold or loaded. Loading the EasyPark can be done via a secured web site or at different retail locations.

Oded Bashan, Chairman & CEO of OTI said: “EasyParkTM is an easy-to-use, cost effective solution that requires minimum infrastructure investment, which makes it an attractive parking payment tool for municipalities for on-street parking and parking lots worldwide”.

Using Piaf the driver pays only for the actual parked time. To activate Piaf the driver turns on the contactless unit and places it in the car window. Upon returning, the driver turns the device off. This creates a uniquely convenient user experience by eliminating the need for cash, change, and saving the time looking for parking meters. Piaf can be used for both on-street parking payments and for parking lots. Piaf provides detailed reports to the municipality in order to better manage and monitor parking patterns across town. The parking system is able to support multiple rates, cities, tariffs in a modular, scalable and easy to implement way.

EasyPark system is the largest field tested in-vehicle parking meter implementation of its kind with more than 30 cities and 700,000 users around Israel. OTI and PARX have additional EasyPark projects in Italy and Bermuda as well.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com. The information on our website is not incorporated into this press release.

About PARX
PARX Ltd. is a subsidiary of On Track Innovations Ltd. (OTI) responsible for marketing, operating and distributing advanced parking solutions, including the EasyPark TM product, in international markets.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations .For example,  we are using forward looking statements when we say that the Project is expected to start generating a meaningful revenues starting the second half of the year. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:	Media Relations:
Galit Mendelson	Miri Segal	Christa Conte/Henry Feintuch
Vice President of Corporate Relations	MS-IR LLC	Feintuch Communications
732 429 1900 ext. 111	917-607-8654	212-808-4902/212-808-4901
galit@otiglobal.com	msegal@ms-ir.com	oti@feintuchpr.com